Exhibit 99.1

[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations
Quinenco S.A.
(56-2) 750-7221 e-mail: cfreeman@lq.cl

           HEINEKEN ENTERS INTO PARTNERSHIP WITH QUINENCO IN IRSA, THE
                           CONTROLLING ENTITY OF CCU

April 21, 2003 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) informed the Superintendency of Securities and Insurance (SVS) on Thursday, April 17 (by fax after trading hours) that the Schorghuber Group has given Quinenco formal notice of the sale of its shares in FHI Finance Holding International B.V. to Heineken Americas B.V., a subsidiary of Heineken International B.V., in accordance with the terms and conditions of the amended shareholders' pact with Quinenco. As a consequence, Heineken has effectively become a 50% partner in Inversiones y Rentas S.A. (IRSA), the entity which holds a 61.6% controlling interest in CCU.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

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